Filed Pursuant to Rule 433

Registration Statement No. 333-196220-03

Dated November 12, 2015

Commonwealth Edison Company

First Mortgage 4.350% Bonds, Series 119 due 2045

November 12, 2015

Pricing Term Sheet

Issuer:	Commonwealth Edison Company

Ratings*:	A2 (Moody’s) / A- (S&P) / A- (Fitch)

Securities:	First Mortgage 4.350% Bonds, Series 119

Principal Amount:	$450,000,000

Trade Date:	November 12, 2015

Settlement Date**:	November 19, 2015 (T+5)

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2016

Maturity:	November 15, 2045

Coupon:	4.350%

Benchmark Treasury:	3.000% due May 15, 2045

Benchmark Treasury Price / Yield:	98-04 / 3.097

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	4.397%

Price to Public:	99.222% of the principal amount

Redemption Provisions:	At any time prior to May 15, 2045, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 20 basis points; and on or after May 15, 2045, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date

CUSIP/ ISIN:	202795 JG6 / US202795JG61

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC CIBC World Markets Corp. RBC Capital Markets, LLC

Senior Co-Manager:	BNY Mellon Capital Markets, LLC

Co-Managers:	IFS Securities, Inc MFR Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about November 19, 2015, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.